Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
(Millions of Dollars)	2006	2005	2004	2003	2002
Earnings
Net Income from continuing operations	$738	$732	$549	$634	$689
Preferred Stock Dividend	11	11	11	11	13
(Income) or Loss from Equity Investees	(1)	1	2	-	-
Minority Interest Loss	1	4	-	2	2
Income Tax	390	341	272	390	388
Pre-Tax Income from Continuing Operations	$1,139	$1,089	$834	$1,037	$1,092
Add: Fixed Charges*	596	512	501	491	493
Add: Distributed Income of Equity Investees	-	-	-	-	-
Subtract: Interest Capitalized	-	-	-	5	14
Subtract: Pre-Tax Preferred Stock Dividend Requirement	18	18	17	17	19
Earnings	$1,717	$1,583	$1,318	$1,506	$1,552
* Fixed Charges
Interest on Long-term Debt	$465	$428	$411	$388	$373
Amortization of Debt Discount, Premium and Expense	16	16	15	13	12
Interest Capitalized	-	-	-	5	14
Other Interest	75	27	36	45	61
Interest Component of Rentals	22	23	22	22	14
Pre-Tax Preferred Stock Dividend Requirement	18	18	17	18	19
Fixed Charges	$596	$512	$501	$491	$493
Ratio of Earnings to Fixed Charges	2.9	3.1	2.6	3.1	3.1